

July 28, 2014

Via E-mail
Mr. Scott Drake
President and Chief Executive Officer
The Spectranetics Corporation
9965 Federal Drive
Colorado Springs, CO 80921

      Re: **The Spectranetics Corporation**
               Form 10-K for the Year Ended December 31, 2013
               Filed February 28, 2014
               File No. 000-19711

Dear Mr. Drake:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K For the year ended December 31, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 42

1. We note from disclosures on page F-23 a significant portion of your income before income taxes is derived from foreign sources. We also note that your December 31, 2013 balance sheet presents cash and cash equivalents in excess of $128 million. Please revise your liquidity discussion in Management's Discussion and Analysis in future filings, to the extent that you believe material, to disclose the amount of cash and cash equivalents as well as liquid investments held by foreign subsidiaries at each balance sheet date presented in your financial statements and quantify the amount that would not be available for use in the United States without incurring U.S taxes. Please further provide a discussion of any known trends, demands or uncertainties as a result of your policies of

permanently reinvesting earnings outside the United States that are reasonably likely to have a material effect on the business as a whole or that may be relevant to your financial flexibility. Refer to Item 303(a)(1) of Regulation S-K.

Index to Consolidated Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm, page F-4

2. Please have EKS&H LLLP revise their audit report to reference the Consolidated Statements of Operations and Comprehensive Income (Loss) for the year ended December 31, 2011 that is included in the filing at page F-6. Refer to the guidance at paragraph 8 of AU Section 508.

Note 1 – Summary of Significant Accounting Policies, page F-9

Inventory, page F-10

3. We see this Note discloses you have inventory reserve balances for estimated obsolescence or excess inventory. Please confirm and revise future filings to disclose, if true, that your inventory policies comply with FASB ASC 330-10-35-14.

Note 9 – Income Taxes, page F-23

4. We note from page F-26 that you "intend to indefinitely reinvest earnings from subsidiaries treated as foreign corporations for U.S. tax purposes". Please tell us and revise future filings to disclose the amount of undistributed earnings related to your foreign subsidiaries that you have earned as of December 31, 2013 that you consider to be indefinitely reinvested. Refer to the guidance in FASB ASC 740-30.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or Jay Webb, Reviewing Accountant, at (202) 551-3603 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3643.

Sincerely,

/s/ Jay Webb "for"

Kevin L. Vaughn
Accounting Branch Chief